UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 3, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION;

AND

(2) PROPOSED AMENDMENTS TO
THE RULES FOR THE BOARD OF DIRECTORS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) has considered and approved at the 2017 fourth ordinary meeting of the Board held on 29 August 2017 to propose to the shareholders of the Company (the “Shareholders”) certain amendments to the articles of association of the Company (the “ Articles of Association”).

The amendments to the Articles of Association include the incorporation of overall requirements for Party building works into the Articles of Association, the establishment of legal status of the Party Committee in the corporate governance structure of the Company and the clarification of the Party Committee’s working organs, funding and responsibilities. For details of the proposed amendments to the Articles of Association, please refer to the circular to be issued by the Company.

The proposed amendments to the Article of Association are subject to the approval of the shareholders of the Company by way of special resolutions at the forthcoming 2017 second extraordinary general meeting (the “EGM”) to be held on Friday, 22 December 2017, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

PROPOSED AMENDMENTS TO THE RULES FOR THE BOARD OF DIRECTORS

In light of the proposed amendments to the Articles of Association, the Board has considered and approved at the fourth ordinary meeting of the Board held on 29 August 2017 to propose to the Shareholders certain amendments to the “Rules for the Board of Directors” of the Company (the “Rules for the Board of Directors”), so as to align with the Articles of Association. The full texts of the proposed amendments to the Rules for the Board of Directors are set out in Appendices I to this announcement.

The proposed amendments to the Rules for the Board of Directors are subject to approval by the Shareholders by way of special resolution at the EGM.

Except for the rules as stated in the Appendix I to this announcement, other rules in the Rules for the Board of Directors remain unchanged.

CIRCULAR

A circular containing, among other things, details of: (i) the proposed amendments to the Articles of Association; and (ii) the proposed amendments to the Rules for the Board of Directors, will be despatched to the Shareholders in due course.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
3 November 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

Appendix I	Proposed Amendments to the Rules for the Board of Directors

Set out below are the details of amendments to the Rules for the Board of Directors:

Existing Articles		Revised Articles

Article 4 Exercise of authority by the Board of Directors		Article 4 Exercise of authority by the Board of Directors

The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:		The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

(1)	to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;	(1)	to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)	to implement the resolutions of the Shareholders’ general meetings;	(2)	to implement the resolutions of the Shareholders’ general meetings;

(3)	to decide on the Company’s business plans and investment plans;	(3)	to decide on the Company’s business plans and investment plans;

(4)	to formulate the Company’s annual preliminary and final financial budgets;	(4)	to formulate the Company’s annual preliminary and final financial budgets;

(5)	to formulate the Company’s profit distribution plan and plan for making up losses;	(5)	to formulate the Company’s profit distribution plan and plan for making up losses;

(6)	to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;	(6)	to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;

(7)	to draw up plans for the merger, division, dissolution and change the form of the Company;	(7)	to draw up plans for the merger, division, dissolution and change the form of the Company;

(8)	to decide on the establishment of the Company’s internal management structure;	(8)	to decide on the establishment of the Company’s internal management structure;

Appendix I	Proposed Amendments to the Rules for the Board of Directors

(9)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;	(9)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10)	to establish the Company’s basic management system;	(10)	to establish the Company’s basic management system;

(11)	to formulate proposals for any amendments of the Company’s articles of association;	(11)	to formulate proposals for any amendments of the Company’s articles of association;

(12)	to exercise any other powers conferred by the Articles of Associations.	(12)	to exercise any other powers conferred by the Articles of Associations.

Except the board of directors’ resolutions in respect of the matters specified in sub- paragraphs (6), (7) and (11) of this Article which shall be passed by more than two- thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.		Except the board of directors’ resolutions in respect of the matters specified in sub- paragraphs (6), (7) and (11) of this Article which shall be passed by more than two- thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.		The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

		Prior to making decisions on material issues of the Company, the Board shall seek advice from the Party Committee of the Company in advance.

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